SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16
under the Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
   El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 22, 2009

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS FIRST QUARTER NET INCOME OF $16.7 MILLION, OR $0.46 PER SHARE.  NET INCOME, OPERATING INCOME, CAPITALIZATION, CREDIT RESERVE COVERAGE, DEPOSITS, LOAN DISBURSEMENTS, FEES AND LENDING MARGINS STRENGTHEN.

PANAMA CITY, April 22, 2009 – Banco Latinoamericano de Exportaciones (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2009.

Business Highlights

•
Net income amounted to $16.7 million in the first quarter 2009, compared to a net loss of $4.3 million in the fourth quarter 2008, and compared to a net income of $19.2 million gain during the first quarter 2008.

•
Net operating income(1) for the first quarter 2009 amounted to $22.3 million, compared to a net operating loss of $4.5 million in the fourth quarter 2008, and compared to a $19.2 million in net operating income in the first quarter 2008.

•	Net interest income in the first quarter 2009 amounted to $15.4 million, an increase of $0.7 million, or 5% from fourth quarter 2008, mainly due to increased lending spreads.

•	Deposits as of March 31, 2009 increased $47 million (4%) from the fourth quarter, 2008.

•
The Bank’s Tier 1 capital ratio as of March 31, 2009 stood at 21.7%, compared to 20.4% as of December 31, 2008, and compared to 20.4% as of March 31, 2008.  The Bank’s leverage ratio as of these dates was 6.8x, 7.6x and 8.3x, respectively. The Bank’s equity consists entirely of common shares.

•
As of March 31, 2009, the Bank reported zero past due credits in its portfolio.  The ratio of the allowance for credit losses to the commercial portfolio strengthened to 3.2%, compared to 2.8% as of December 31, 2008, and 2.0% as of March 31, 2008.

•
Commercial Division’s net operating income for the first quarter 2009 was $12.8 million, a decrease of $1.0 million from the fourth quarter 2008, and $2.2 million from the first quarter 2008, mostly due to a lower average loan portfolio balance, partially offset by wider lending margins.

•
Asset Management Division’s net operating income for the quarter increased to $8.5 million, compared to $1.3 million in the fourth quarter 2008, and compared to $3.1 million in the first quarter 2008, mostly driven by trading gains in the Investment Fund.

•
Treasury Division reported net operating income of $1.0 million, compared to a net operating loss of $19.6 million in the fourth quarter 2008, and compared to a net operating income of $1.0 million in the first quarter 2008, mostly due to the appreciation of trading securities.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results: "The results for the quarter confirm Bladex's ability to operate profitably and soundly in the midst of unusual volatility in the financial markets, and a generally weakening global economic environment.  The results also confirm the benefits of the diversified business model that the Bank has built during the last four years, incorporating a wide variety of clients and industries, while combining a balanced and prudent mix of credit and market risk.

In Latin America, the effects of the financial crisis have been felt later than in other regions of the world. While the Region was well prepared to face economic adversity, Bladex believes that, in many of the Bank’s markets, the full impact of lessened demand and tighter credit availability has yet to be felt, and are managing the Bank accordingly.

The Bank’s short term goals are to protect Bladex's financial fundamentals and, equally important, preserve resources and flexibility so that once economic growth resumes, the Bank can make full use of the new opportunities. In-line with these goals, and working within an environment of gradually improving credit demand, liquidity, asset appreciation, lending margins, the Bank's financial indicators were strengthened further during the first quarter.  Furthermore, the Bank’s operating expense base run-rate was reduced, and the collection of potentially vulnerable credit exposures was continued, with reserve coverage strengthening in-line with increasing risk levels in the Region.  Finally, the Board of Directors set a new dividend level, commensurate with the heightened uncertainty and volatility levels in the markets.  With these measures in place, Bladex finds itself in a privileged position within its areas of expertise to execute the actions best suited for its business going forward.

Strategically, the results of the April 15 Shareholders Meeting, during which shareholders of all Classes approved a set of changes to the Bank's Articles of Incorporation, will prove very important to the Bank's long-term ability to fuel growth and maximize shareholder value.  While the impact of the changes is likely to be felt only in the medium-to-long term as conditions in the markets stabilize, they provide the Bank with the flexibility needed to remain a leader within the financial industry."

RESULTS BY BUSINESS SEGMENT

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities.  Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

(US$ million)	1Q08	4Q08	1Q09
Commercial Division:
Net interest income	$19.8	$18.6	$17.0
Non-interest operating income(2)	1.8	1.4	2.5
Net operating revenues (3)	$21.6	$20.0	$19.5
Operating expenses	(6.5)	(6.2)	(6.7)
Net Operating Income	$15.0	$13.8	$12.8

Net operating income for the first quarter 2009 amounted to $12.8 million, compared to $13.8 million in the fourth quarter 2008, and compared to $15.0 million in the first quarter 2008.  The $1.0 million, or 7%, decrease during the quarter was primarily due to decreased average loan balances ($553 million, or 17%), as the Bank collected on potentially vulnerable exposures and concentrations, and imposed stricter credit standards, partially offset by increasing lending margins on the loan portfolio.  Credit disbursements during the first quarter were $831 million, 21% higher than in the fourth quarter 2008, and 58% below the level in the first quarter 2008.

Weighted average lending spreads(4) increased 33 bps, or 17%, during the first quarter 2009, and 97 bps, or 78% higher than during the previous year same period.  Weighted average lending spreads on new disbursements during the first quarter 2009 increased 28 bps versus the previous quarter.

The following graph illustrates the trend in quarterly lending spreads:

The average commercial portfolio decreased 15% from the fourth quarter 2008, reflecting collections of potentially vulnerable exposures, and/or concentrations.  (Please refer to Exhibit X for the Bank’s distribution of credit disbursements by country.)

The commercial portfolio includes loans, letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s client-oriented intermediation activities, and continues to be short-term and trade-related in nature, with 62%, or $1,743 million, maturing on or before December 31, 2009.  Trade financing operations represent 64% of the exposure.  See Exhibit VIII for information related to the Bank’s commercial portfolio distribution by country.

As of March 31, 2009, the Bank had zero credits in non-accruing or past-due status.

The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net operating income is presented net of allocated operating expenses, and includes net interest income on treasury activities and net other income (expense) related to treasury activities (12).

(US$ million)	1Q08	4Q08	1Q09
Treasury Division:
Net interest income	$2.3	$(3.0)	$(0.6)
Non-interest operating income (loss)(2)	0.2	(14.4)	3.8
Net operating revenues (3)	2.4	(17.5)	3.2
Operating expenses	(1.4)	(2.1)	(2.2)
Net Operating Income (Loss)	$1.0	$(19.6)	$1.0

Treasury Division's net operating income for the first quarter of 2009 was $1.0 million, compared to a net operating loss of $19.6 million in the fourth quarter 2008, and net operating income of $1.0 million during the first quarter 2008.

The first quarter’s net operating income of $1.0 million reflects the combined effects of $3.2 million in gains from trading securities due to the appreciation of the underlying instruments, $1.7 million in gains on derivative and hedging instruments associated with the trading securities, and a $1.1 million foreign currency exchange loss.

The portfolio of securities available for sale as of March 31, 2009 totaled $590 million, representing a 3% decrease from December 31, 2008, and a 15% decrease from March 31, 2008.  The portfolio consisted entirely of readily quoted Latin American securities, 82% of which were sovereign and state owned risk in nature (please refer to Exhibit IX for a per country distribution of the treasury portfolio).

Liquid assets (11) reached $563 million as of March 31, 2009, compared to $826 million as of December 31, 2008, and compared to $482 million as of March 31, 2008.  As of March 31, 2009, deposit balances totaled $1,216 million, $47 million, or 4% higher than December 31, 2008, and $140 million, and 10% lower than March 31, 2008.

The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows a Latin America focused macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.  As of March 31, 2009, Bladex owned 96.89% of the Fund.

Capital preservation is one of the Fund’s driving objectives, with a trading strategy emphasizing high liquidity, moderate volatility, and low leverage.

The Division’s Net Operating Income is presented net of allocated operating expenses, and includes net interest income on Investment Fund, as well as net gains (losses) from Investment Fund trading, and other related income (loss).

(US$ million)	1Q08	4Q08	1Q09
Asset Management Division:
Net interest income	$(0.9)	$(0.9)	$(1.0)
Non-interest operating income (loss)(2)	5.4	3.6	11.7
Net operating revenues (3)	$4.5	$2.7	$10.7
Operating expenses	(1.3)	(1.4)	(2.2)
Net Operating Income (Loss)	$3.1	$1.3	$8.5

Net operating income in the first quarter 2009 totaled $8.5 million, compared to net operating income of $1.3 million in the prior quarter, and compared to net operating income of $3.1 million in the first quarter 2008.  The increase in the first quarter 2009 when compared to the fourth quarter 2008 was due to increased trading gains.

As of March 31, 2009, the Investment Fund’s balance totaled $160 million, compared to $151 million as of December 31, 2008, and compared to $133 million as of March 31, 2008, when balances under management included $65 million in funds placed with the Bank.

As of March 31, 2009 return of the Investment Fund was 5.74%.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	1Q08	4Q08	1Q09

Net Interest Income	$21.1	$14.7	$15.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$15.0	$13.8	$12.8
Treasury Division	$1.0	$(19.6)	$1.0
Asset Management Division	$3.1	$1.3	$8.5
Net Operating Income (Loss)	$19.2	$(4.5)	$22.3
Net Income (Loss)	$19.2	$(4.3)	$16.7

Net Income (loss) per Share(5)	$0.53	$(0.12)	$0.46
Book Value per common share (period end)	$16.73	$15.77	$16.50
Return on Average Equity (“ROE”)	12.6%	-3.0%	11.4%
Operating Return on Average Equity ("Operating ROE") (6)	12.6%	-3.1%	15.2%
Return on Average Assets (“ROA”)	1.6%	-0.4%	1.6%
Net Interest Margin	1.77%	1.24%	1.50%
Efficiency Ratio (7)	32%	186%	33%

Tier 1 Capital(8)	$629	$640	$655
Total Capital(9)	$668	$680	$693
Risk-Weighted Assets	$3,089	$3,144	$3,014
Tier 1 Capital Ratio(8)	20.4%	20.4%	21.7%
Total Capital Ratio (9)	21.6%	21.6%	23.0%
Stockholders’ Equity	$608	$574	$601
Stockholders’ Equity to Total Assets	12.0%	13.2%	14.6%
Other Comprehensive Income Account ("OCI")	(25)	(72)	(57)

Leverage (times) (10)	8.3	7.6	6.8
Liquid Assets / Total Assets (11)	9.5%	18.9%	13.7%
Liquid Assets / Total Deposits	35.5%	70.6%	46.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	2.0%	2.8%	3.2%

Total Assets	$5,059	$4,363	$4,108

The following graphs illustrate the trends in Net Operating Income and Return on Average Stockholders’ Equity for the periods indicated:

NET INTEREST INCOME AND MARGINS

(In US$ million, except percentages)	1Q08	4Q08	1Q09
Net Interest Income
Commercial Division	$19.8	$18.6	$17.0
Treasury Division	2.3	(3.0)	(0.6)
Asset Management Division	(0.9)	(0.9)	(1.0)
Consolidated	$21.1	$14.7	$15.4

Net Interest Margin*	1.77%	1.24%	1.50%

 * Net interest income divided by average balance of interest-earning assets.

For the first quarter 2009, net interest income amounted to $15.4 million, an increase of $0.7 million, or 5% from fourth quarter 2008, reflecting mostly increased lending spreads, despite lower average loan volumes.  The $5.7 million, or 27% decrease in net interest income in the first quarter 2009, compared to the first quarter 2008, was mainly due to decreased average loan portfolio balances.

FEES AND COMMISSIONS

(US$ million)	1Q08	4Q08	1Q09
Letters of credit	$1.0	$0.8	$1.5
Guarantees	0.4	0.2	0.5
Loans	0.2	0.1	0.1
Other*	0.2	0.3	0.1
Fees and Commissions, net	$1.8	$1.3	$2.2

  * Net of commission expenses

During the first quarter 2009, fees and commissions increased $0.9 million, or 71%, mostly due to increased letter of credit activity.  The $2.2 million in fees was $0.4 million or 20% higher than the first quarter, 2008.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09
Allowance for Loan Losses:
Balance at beginning of the period	$69.6	$69.9	$69.8	$69.1	$54.6
Provisions (reversals)	0.0	(3.2)	(0.8)	(14.5)	25.8
Recoveries, net of charge-offs	0.2	3.1	0.2	0.1	0.1
End of period balance	$69.9	$69.8	$69.1	$54.6	$80.6

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$13.7	$13.7	$16.2	$16.9	$30.7
Provisions (reversals)	0.0	2.5	0.7	13.8	(20.6)
End of period balance	$13.7	$16.2	$16.9	$30.7	$10.1

Total Allowance for Credit Losses	$83.6	$86.0	$86.0	$85.4	$90.7

The allowance for credit losses amounted to $90.7 million.  The ratio of the allowance for credit losses to the commercial portfolio was 3.2%, compared to 2.8% in December 31, 2008, and compared to 2.0% as of March 31, 2008.  The change reflects the impact of increasing risk levels in the Region on the Bank’s credit provision model.

OPERATING EXPENSES

(US$ million)	1Q08	4Q08	1Q09
Salaries and other employee expenses	$5.5	$4.5	$6.2
Depreciation, amortization and impairment of premises and equipment	0.7	0.7	0.7
Professional services	0.7	1.3	0.7
Maintenance and repairs	0.3	0.4	0.3
Expenses from the investment fund	0.0	0.4	1.5
Other operating expenses	2.0	2.5	1.8
Total Operating Expenses	$9.2	$9.7	$11.1

Operating expenses during the first quarter 2009 amounted to $11.1 million.  Excluding both the cost of one-time severance payments related to a headcount reduction in February 2009, and increasing performance-based variable compensation in the Asset Management Division, expenses decreased 13% when compared to the fourth quarter 2008, and 6% when compared to the first quarter 2008.

OTHER EVENTS

▪	Annual Shareholders’ Meeting: Bladex’s Annual Shareholders’ Meeting took place on April 15, 2009, in Panama City, Panama. At this meeting, shareholders:

1.	Approved the Bank’s audited financial statements for the fiscal year ended December 31, 2008;

2.	Appointed Deloitte as the Bank’s independent auditor for the fiscal year ended December 31, 2009;

3.	Elected Mr. Will C. Wood as Director representing Class “E” shareholders, and Mr. Gonzalo Menéndez Duque and Mr. Jaime Rivera as Directors representing all Classes, and

4.	Approved four (4) strategic amendments to the Bank’s Articles of Incorporation related to:

A.	Changing the Bank’s name to Banco Latinoamericano de Comercio Exterior (Bladex)

B.	Updating the definition of the Bank’s business purpose

C.	Granting the Board of Directors authority to issue preferred shares

D.	Authorizing a new class of common shares aimed at strategic government shareholders outside Latin America.

▪	At a Board session following the Annual Shareholders’ meeting, the Directors re-appointed Mr. Gonzalo Menéndez Duque as Chairman of the Board.

▪
Quarterly Dividend Payment: On April 20, 2009, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the first quarter 2009. The dividend will be paid on May 7, 2009, to stockholders’ registered as of April 27, 2009 the record date.

 Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(3)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(9)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2009, Bladex had disbursed accumulated credits of approximately $159 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, April 23, 2009 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 23, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 53121836.

For more information, please access www.bladex.com or contact:
Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8630
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	March 31, 2008	Dec. 31, 2008	March 31, 2009	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$488	$901	$605	$(295)	(33)%	$117	24%
Trading assets	0	45	159	114	254	159	n.m. (*)
Securities available for sale	695	608	590	(18)	(3)	(105)	(15)
Securities held to maturity	0	28	0	(28)	(100)	0	n.m. (*)
Investment fund	69	151	160	9	6	91	133
Loans	3,775	2,619	2,624	5	0	(1,151)	(30)
Less:
Allowance for loan losses	(70)	(55)	(81)	(26)	47	(11)	15
Unearned income and deferred fees	(7)	(5)	(4)	1	(17)	3	(41)
Loans, net	3,698	2,559	2,539	(20)	(1)	(1,159)	(31)

Customers' liabilities under acceptances	35	1	0	(1)	(83)	(34)	(99)
Premises and equipment, net	10	8	7	(1)	(7)	(2)	(23)
Accrued interest receivable	52	46	37	(9)	(20)	(15)	(28)
Derivative financial instruments used for hedging - receivable	4	8	2	(6)	(78)	(2)	(58)
Other assets	9	7	7	(0)	(2)	(2)	(20)

TOTAL ASSETS	$5,059	$4,363	$4,108	$(255)	(6)%	$(952)	(19)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$94	$113	$56	$(57)	(51)%	$(39)	(41)%
Time	1,263	1,056	1,161	105	10	(102)	(8)
Total Deposits	1,357	1,169	1,216	47	4	(140)	(10)

Trading liabilities	0	14	14	(0)	(1)	14	295
Securities sold under repurchase agreements	529	474	393	(81)	(17)	(136)	(26)
Short-term borrowings	1,204	739	608	(130)	(18)	(595)	(49)
Borrowings and long-term debt	1,220	1,205	1,152	(53)	(4)	(68)	(6)
Acceptances outstanding	35	1	0	(1)	(83)	(34)	(99)
Accrued interest payable	35	33	16	(17)	(52)	(20)	(56)
Derivative financial instruments used for hedging - payable	34	92	82	(9)	(10)	49	144
Reserve for losses on off-balance sheet credit risk	14	31	10	(21)	(67)	(4)	(27)
Other liabilities	24	26	9	(16)	(63)	(15)	(60)
TOTAL LIABILITIES	$4,451	$3,784	$3,502	$(282)	(7)%	$(949)	(21)%

Minority interest in the investment fund	0	5	5	0	6	5	n.m. (*)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in exces of assigned value of common stock	135	136	136	0	0	0	0
Capital reserves	95	95	95	0	0	0	0
Retained earnings	257	268	280	11	4	23	9
Accumulated other comprehensive loss	(25)	(72)	(57)	15	(21)	(32)	129
Treasury stock	(134)	(133)	(133)	0	(0)	1	(1)

TOTAL STOCKHOLDERS' EQUITY	$608	$574	$601	$27	5%	$(8)	(1)%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,059	$4,363	$4,108	$(255)	(6)%	$(952)	(19)%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Mar. 31, 2008	Dec. 31, 2008	Mar. 31, 2009	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$67,850	$51,268	$41,033	$(10,235)	(20)%	$(26,817)	(40)%
Interest expense	(46,733)	(36,547)	(25,605)	10,942	(30)	21,128	(45)
NET INTEREST INCOME	21,118	14,721	15,428	707	5	(5,689)	(27)
Reversal (provision) for loan losses	0	14,495	(25,831)	(40,327)	(278)	(25,831)	n.m. (*)
NET INTEREST INCOME (LOSS), AFTER REVERSAL (PROVISION)FOR LOAN LOSSES	21,118	29,217	(10,403)	(39,620)	(136)	(31,521)	(149)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	0	(13,830)	20,644	34,474	(249)	20,644	n.m. (*)
Fees and commissions, net	1,799	1,267	2,167	900	71	368	20
Derivative financial instrument and hedging	(52)	9,993	1,670	(8,323)	(83)	1,722	(3,328)
Impairment on assets	0	(428)	(94)	335	(78)	(94)	n.m. (*)
Net gain from investment fund trading	5,377	3,587	11,696	8,109	226	6,319	118
Net gain (loss) from trading securities	(27)	(20,994)	3,161	24,155	(115)	3,188	(11,957)
Net loss on sale of securities available-for-sale	0	(2,028)	(0)	2,028	(100)	(0)	n.m. (*)
Gain (loss) on foreign currency exchange	184	(1,439)	(1,079)	359	(25)	(1,263)	(687)
Other income, net	40	116	360	244	210	319	788
NET OTHER INCOME (EXPENSE)	7,321	(23,756)	38,525	62,282	(262)	31,204	426

OPERATING EXPENSES:
Salaries and other employee expenses	(5,530)	(4,481)	(6,193)	(1,712)	38	(663)	12
Depreciation, amortization and impairment of premises and equipment	(682)	(667)	(683)	(16)	2	(2)	0
Professional services	(718)	(1,330)	(704)	626	(47)	14	(2)
Maintenance and repairs	(300)	(352)	(261)	91	(26)	40	(13)
Expenses from the investment fund	(19)	(358)	(1,548)	(1,190)	333	(1,529)	7,856
Other operating expenses	(1,988)	(2,510)	(1,757)	753	(30)	231	(12)
TOTAL OPERATING EXPENSES	(9,237)	(9,697)	(11,146)	(1,449)	15	(1,909)	21

INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF THE INVESTMENT FUND	$19,202	$(4,237)	$16,976	$21,213	(501)	$(2,226)	(12)

Participation of the minority interest in gains of the investment fund	0	(79)	(269)	(191)	242	(269)	n.m. (*)

NET INCOME (LOSS)	$19,202	$(4,316)	$16,707	$21,022	(487)%	$(2,495)	(13)%

PER COMMON SHARE DATA:
Net income (loss) per share	0.53	(0.12)	0.46
Diluted earnings (loss) per share	0.53	(0.12)	0.46

Average basic shares	36,370	36,413	36,416
Average diluted shares	36,423	36,474	36,464

PERFORMANCE RATIOS:
Return on average assets	1.6%	-0.4%	1.6%
Return on average stockholders' equity	12.6%	-3.0%	11.4%
Net interest margin	1.77%	1.24%	1.50%
Net interest spread	1.09%	0.68%	0.94%
Operating expenses to total average assets	0.77%	0.81%	1.08%

(*)  "n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)
EXHIBIT III

	FOR THE THREE MONTHS ENDED MARCH 31,
	2008	2009
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$21,118	$15,428
Fees and commissions, net	1,799	2,167
Reversal of provision for loan and off-balance sheet credit losses, net	0	(5,187)
Derivative financial instrument and hedging	(52)	1,670
Impairment on assets	0	(94)
Net gains from investment fund trading	5,377	11,696
Net gain (loss) from trading securities	(27)	3,161
Gain (loss) on foreign currency exchange	184	(1,079)
Other income, net	40	360
Operating expenses	(9,237)	(11,146)
INCOME BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$19,202	$16,976
Minority interest in the investment fund	0	(269)
NET INCOME	$19,202	$16,707
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	695	750
Investment fund	69	160
Loans, net	3,698	2,539
Total assets	5,059	4,108
Deposits	1,357	1,216
Securities sold under repurchase agreements	529	393
Short-term borrowings	1,204	608
Borrowings and long-term debt	1,220	1,152
Total liabilities	4,451	3,502
Stockholders' equity	608	601
PER COMMON SHARE DATA:
Net income per share	0.53	0.46
Diluted earnings per share	0.53	0.46
Book value (period average)	16.86	16.28
Book value (period end)	16.73	16.50
(In thousand):
Average basic shares	36,370	36,416
Average diluted shares	36,423	36,464
Basic shares period end	36,370	36,422
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.6%	1.6%
Return on average stockholders' equity	12.6%	11.4%
Net interest margin	1.77%	1.50%
Net interest spread	1.09%	0.94%
Operating expenses to total average assets	0.77%	1.08%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	1.9%	3.1%
Allowance for losses on off-balance sheet credit risk to total contingencies	3.4%	5.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	12.0%	14.6%
Tier 1 capital to risk-weighted assets	20.4%	21.7%
Total capital to risk-weighted assets	21.6%	23.0%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	March 31, 2008			December 31, 2008			March 31, 2009
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$352	$2.9	3.24%	$571	$0.6	0.43%	$729	$0.4	0.20%
Loans, net of unearned income & deferred loan fees	3,701	55.4	5.92	3,186	43.3	5.32	2,633	32.6	4.95
Trading assets	(0)	0.0	n.m. (*)	0	0.6	n.m. (*)	49	0.5	4.38
Investment securities	615	8.6	5.53	803	6.1	2.98	602	6.7	4.47
Investment fund	124	1.0	3.18	150	0.6	1.55	154	0.8	2.08

TOTAL INTEREST EARNING ASSETS	$4,792	$67.9	5.60%	$4,710	$51.3	4.26%	$4,167	$41.0	3.94%

Non interest earning assets	108			93			53
Allowance for loan losses	(70)			(69)			(55)
Other assets	12			16			11

TOTAL ASSETS	$4,842			$4,750			$4,176

INTEREST BEARING LIABILITIES
Deposits	$1,435	$13.7	3.79%	$1,285	$8.1	2.46%	$1,199	$3.1	1.04%
Trading liabilities	0	0.7	n.m. (*)	0	0.4	n.m. (*)	13	0.9	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,655	18.8	4.49	1,473	12.7	3.37	1,028	8.7	3.37
Borrowings and long term debt	1,006	13.5	5.32	1,233	15.4	4.89	1,170	12.9	4.42

TOTAL INTEREST BEARING LIABILITIES	$4,096	$46.7	4.51%	$3,992	$36.5	3.58%	$3,410	$25.6	3.00%

Non interest bearing liabilities and other liabilities	$133			$187			$169

TOTAL LIABILITIES	4,229			4,178			3,579

Minority interest in investment fund	0			6			5

STOCKHOLDERS' EQUITY	613			566			593

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,842			$4,750			$4,176

NET INTEREST SPREAD			1.09%			0.68%			0.94%
NET INTEREST INCOME AND NET INTEREST MARGIN		$21.1	1.77%		$14.7	1.24%		$15.4	1.50%

(*)  "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	YEAR	FOR THE THREE MONTHS ENDED				YEAR	THREE MONTHS
	ENDED					ENDED	ENDED
	DEC 31/07	MAR 31/08	JUN 30/08	SEP 30/08	DEC 31/08	DEC 31/08	MAR 31/09

INCOME STATEMENT DATA:
Interest income	$264,869	$67,850	$61,271	$63,853	$51,268	$244,243	$41,033
Interest expense	(194,299)	(46,733)	(41,023)	(42,093)	(36,547)	(166,396)	(25,605)
NET INTEREST INCOME	70,571	21,118	20,248	21,760	14,721	77,847	15,428
Reversal (provision) for loan losses	(11,994)	0	3,204	842	14,495	18,540	(25,831)

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	58,577	21,118	23,451	22,602	29,217	96,387	(10,403)
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,468	0	(2,513)	(654)	(13,830)	(16,997)	20,644
Fees and commissions, net	5,555	1,799	1,964	2,222	1,267	7,252	2,167
Derivative financial instrument and hedging	(989)	(52)	(27)	41	9,993	9,956	1,670
Impairment on assets	(500)	0	(339)	0	(428)	(767)	(94)
Net gain (loss) from investment fund trading	23,877	5,377	13,476	(1,083)	3,587	21,357	11,696
Net gain (loss) from trading securities	(12)	(27)	45	(23)	(20,994)	(20,998)	3,161
Net gains (loss) on sale of securities available-for-sale	9,119	0	2,095	0	(2,028)	67	(0)
Gain (loss) on foreign currency exchange	115	184	554	(895)	(1,439)	(1,596)	(1,079)
Other income (expense), net	(7)	40	59	440	116	656	360
NET OTHER INCOME (EXPENSE)	50,628	7,321	15,314	50	(23,756)	(1,071)	38,525

TOTAL OPERATING EXPENSES	(37,027)	(9,237)	(12,348)	(8,708)	(9,697)	(39,990)	(11,146)
INCOME (LOSS) BEFORE PARTICIPATION OF THE MINORITY INTEREST IN GAINS OF INVESTMENT FUND	$72,177	$19,202	$26,417	$13,944	$(4,237)	$55,326	$16,976

Participation of the minority interest in gains of the investment fund	0	0	(153)	24	(79)	(207)	(269)

NET INCOME (LOSS)	$72,177	$19,202	$26,264	$13,968	$(4,316)	$55,119	$16,707

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income (loss) per share	$1.99	$0.53	$0.72	$0.38	$(0.12)	$1.51	$0.46
PERFORMANCE RATIOS
Return on average assets	1.8%	1.6%	2.0%	1.0%	-0.4%	1.1%	1.6%
Return on average stockholders' equity	11.9%	12.6%	16.7%	8.6%	-3.0%	9.0%	11.4%
Net interest margin	1.73%	1.77%	1.56%	1.61%	1.24%	1.55%	1.50%
Net interest spread	0.78%	1.09%	1.05%	1.10%	0.68%	0.98%	0.94%
Operating expenses to average assets	0.90%	0.77%	0.95%	0.64%	0.81%	0.79%	1.08%

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/07	DEC 31/08	MAR 31/08	DEC 31/08	MAR 31/09

COMMERCIAL DIVISION:
Net interest income (1)	$64.5	$78.1	$19.8	$18.6	$17.0
Non-interest operating income (2)	5.3	7.7	1.8	1.4	2.5
Operating expenses (3)	(27.2)	(27.5)	(6.5)	(6.2)	(6.7)
Net operating income (4)	42.7	58.3	15.0	13.8	12.8
Reversal (provision) for loan and off-balance sheet credit losses, net	1.5	1.5	0	0.7	(5.2)
Impairment on assets	(0.5)	(0.8)	0	(0.4)	(0.1)
NET INCOME	$43.6	$59.1	$15.0	$14.0	$7.5
Average interest-earning assets (5)	3,366	3,718	3,701	3,186	2,633
End-of-period interest-earning assets (5)	3,726	2,614	3,768	2,614	2,620

TREASURY DIVISION:
Net interest income (1)	$5.9	$3.0	$2.3	$(3.0)	$(0.6)
Non-interest operating income (loss)(2)	8.4	(12.4)	0.2	(14.4)	3.8
Operating expenses (3)	(4.4)	(6.9)	(1.4)	(2.1)	(2.2)
Net operating income (loss) (4)	10.0	(16.3)	1.0	(19.6)	1.0
NET INCOME (LOSS)	$10.0	$(16.3)	$1.0	$(19.6)	$1.0
Average interest-earning assets (6)	593	1,170	967	1,374	1,380
End-of-period interest-earning assets (6)	870	1,582	1,183	1,582	1,355

ASSET MANAGEMENT DIVISION:
Net interest income (1)	$0.1	$(3.2)	$(0.9)	$(0.9)	$(1.0)
Non-interest operating income (loss)(2)	23.9	21.3	5.4	3.6	11.7
Operating expenses (3)	(5.5)	(5.6)	(1.3)	(1.4)	(2.2)
Net operating income (loss) (4)	18.5	12.5	3.1	1.3	8.5
Participation of the minority interest in gains of the investment fund	0.0	(0.2)	0.0	(0.1)	(0.3)
NET INCOME (LOSS)	$18.5	$12.3	$3.1	$1.2	$8.2
Average interest-earning assets (7)	113	138	124	150	154
End-of-period interest-earning assets (7)	82	151	68	151	160

CONSOLIDATED:
Net interest income (1)	$70.6	$77.8	$21.1	$14.7	$15.4
Non-interest operating income (2)	37.7	16.7	7.3	(9.5)	18.0
Operating expenses (3)	(37.0)	(40.0)	(9.2)	(9.7)	(11.1)
Net operating income (4)	71.2	54.5	19.2	(4.5)	22.3
Reversal (provision) for loan and off-balance sheet credit losses, net	1.5	1.5	0.0	0.7	(5.2)
Impairment on assets	(0.5)	(0.8)	0.0	(0.4)	(0.1)
Participation of the minority interest in gains of the investment	0.0	(0.2)	0.0	(0.1)	(0.3)
NET INCOME	$72.2	$55.1	$19.2	$(4.3)	$16.7
Average interest-earning assets	4,072	5,025	4,792	4,710	4,167
End-of-period interest-earning assets	4,678	4,347	5,020	4,347	4,134

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards. Interest expenses are allocated based on average credits.
(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7)	Includes investment fund.

EXHIBIT VII

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR08		31DEC08		31MAR09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$310	6.4	$151	4.1	$114	3.2	$(37)	$(197)
BRAZIL	1,714	35.2	1,576	42.4	1,524	42.8	(52)	(190)
CHILE	53	1.1	132	3.6	50	1.4	(83)	(3)
COLOMBIA	629	12.9	453	12.2	487	13.7	34	(142)
COSTA RICA	96	2.0	85	2.3	119	3.3	33	23
DOMINICAN REPUBLIC	81	1.7	69	1.9	57	1.6	(12)	(24)
ECUADOR	151	3.1	124	3.3	65	1.8	(59)	(87)
EL SALVADOR	62	1.3	96	2.6	118	3.3	23	56
GUATEMALA	119	2.4	69	1.8	138	3.9	69	19
HONDURAS	56	1.1	45	1.2	38	1.1	(7)	(17)
JAMAICA	70	1.4	15	0.4	15	0.4	1	(54)
MEXICO	492	10.1	477	12.8	443	12.5	(33)	(49)
NICARAGUA	20	0.4	4	0.1	1	0.0	(3)	(18)
PANAMA	227	4.6	148	4.0	141	4.0	(7)	(86)
PERU	646	13.3	77	2.1	91	2.6	15	(554)
TRINIDAD & TOBAGO	26	0.5	23	0.6	57	1.6	34	31
URUGUAY	4	0.1	45	1.2	50	1.4	5	46
VENEZUELA	94	1.9	62	1.7	7	0.2	(54)	(87)
OTHER	25	0.5	68	1.8	46	1.3	(21)	21

TOTAL CREDIT PORTFOLIO (1)	$4,874	100%	$3,718	100%	$3,561	100%	$(157)	$(1,313)

UNEARNED INCOME AND COMMISSION (2)	(7)		(5)		(4)		1	3

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,867		$3,713		$3,557		$(157)	$(1,310)

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT VIII

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR08		31DEC08		31MAR09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$291	7.0	$151	4.9	$114	4.0	$(37)	$(177)
BRAZIL	1,541	36.9	1,441	47.0	1,370	48.8	(70)	(171)
CHILE	10	0.2	92	3.0	8	0.3	(83)	(2)
COLOMBIA	394	9.4	286	9.3	305	10.9	19	(88)
COSTA RICA	96	2.3	74	2.4	101	3.6	26	5
DOMINICAN REPUBLIC	70	1.7	62	2.0	50	1.8	(12)	(20)
ECUADOR	151	3.6	124	4.0	65	2.3	(59)	(87)
EL SALVADOR	40	1.0	76	2.5	64	2.3	(12)	24
GUATEMALA	113	2.7	65	2.1	96	3.4	31	(17)
HONDURAS	56	1.3	45	1.5	38	1.4	(7)	(17)
JAMAICA	70	1.7	15	0.5	15	0.5	1	(54)
MEXICO	416	10.0	385	12.6	352	12.5	(33)	(65)
NICARAGUA	20	0.5	4	0.1	1	0.0	(3)	(18)
PANAMA	149	3.6	63	2.0	51	1.8	(12)	(98)
PERU	616	14.8	50	1.6	64	2.3	14	(553)
TRINIDAD & TOBAGO	26	0.6	23	0.8	57	2.0	34	31
URUGUAY	4	0.1	45	1.5	50	1.8	5	46
VENEZUELA	94	2.3	62	2.0	7	0.3	(54)	(87)
OTHER	20	0.5	0	0.0	0	0.0	(0)	(20)

TOTAL COMMERCIAL PORTFOLIO (1)	$4,176	100%	$3,062	100%	$2,808	100%	$(254)	$(1,367)

UNEARNED INCOME AND COMMISSION (2)	(7)		(5)		(4)		1	3

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,169		$3,058		$2,804		$(253)	$(1,365)

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT IX

TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)	(B)	(C)
COUNTRY	31MAR08	31DEC08	31MAR09	(C) - (B)	(C) - (A)

ARGENTINA	$20	$0	$0	$0	$(20)
BRAZIL	173	135	154	19	(19)
CHILE	43	41	41	0	(1)
COLOMBIA	235	167	181	14	(54)
COSTA RICA	0	11	18	7	18
DOMINICAN REPUBLIC	11	7	7	(0)	(4)
EL SALVADOR	22	19	54	35	32
GUATEMALA	6	3	41	38	36
MEXICO	76	92	92	(0)	16
PANAMA	78	85	90	5	12
PERU	30	27	28	1	(2)
OTHER	5	67	46	(21)	41

TOTAL TREASURY PORTOFOLIO (1)	$698	$656	$753	$97	$54

(1)	Includes securities available for sale, trading assets and contingent assets, which consist of credit default swaps.

EXHIBIT X

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
	(A)	(B)	(C)
COUNTRY	1QTR08	4QTR08	1QTR09	(C) - (B)	(C) - (A)

ARGENTINA	$94	$0	$0	$0	$(94)
BRAZIL	375	142	227	85	(147)
CHILE	0	83	0	(83)	(0)
COLOMBIA	156	30	46	16	(110)
COSTA RICA	113	54	149	94	36
DOMINICAN REPUBLIC	118	57	41	(16)	(77)
ECUADOR	96	69	22	(46)	(73)
EL SALVADOR	29	26	5	(21)	(24)
GUATEMALA	61	28	55	27	(6)
HONDURAS	24	27	31	4	6
JAMAICA	79	3	16	12	(64)
MEXICO	115	31	100	69	(15)
NICARAGUA	19	0	1	1	(18)
PANAMA	33	22	39	17	6
PERU	537	2	53	51	(484)
TRINIDAD & TOBAGO	53	0	37	37	(17)
URUGUAY	4	5	10	5	6
VENEZUELA	86	48	0	(48)	(86)
OTHER	7	58	0	(58)	(7)

TOTAL CREDIT DISBURSED (1)	$2,000	$685	$831	$147	$(1,168)

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).